Exhibit 99.1

NEWS RELEASE
PRECISION DRILLING TRUST ANNOUNCES
APPOINTMENTS OF NEW DIRECTORS AND OFFICERS

Calgary, Alberta, Canada – January 13, 2009

Precision Drilling Trust (“Precision”) is pleased to announce the appointment of an additional three directors to the Board of Directors of Precision Drilling Corporation (the “Corporation”), the Administrator of Precision Drilling Trust (the “Trust”).  Mr. Trevor M. Turbidy, Mr. Frank M. Brown and Mr. William T. Donovan, all formerly directors of Grey Wolf, Inc. (“Grey Wolf”), have joined the board of the Corporation effective December 23, 2008, the date the Trust acquired Grey Wolf.

The Board of Directors of the Corporation also confirmed today that the officers of the Corporation are as follows:

•	Kevin A. Neveu, President and Chief Executive Officer
•	David M. Crowley, President, U.S. Operations
•	Gene C. Stahl, President, Canadian Operations
•	David W. Wehlmann, Executive Vice President, Investor Relations
•	Doug J. Strong, Chief Financial Officer
•	Joanne L. Alexander, Vice President, General Counsel and Corporate Secretary
•	Kenneth J. Haddad, Vice President, Business Development
•	Darren J. Ruhr, Vice President, Corporate Services

Mr. Neveu, President and CEO of Precision stated: “On behalf of management and staff, I am very pleased to welcome Trevor, Frank and Bill to our Board of Directors. They bring significant energy industry experience and financial expertise to our board, and will provide valuable insight and guidance to Precision’s strategic direction.  David Crowley and David Wehlmann are strong additions to Precision’s leadership team.  Their complementary strengths and U.S. expertise will accelerate the integration of the two companies and serve Precision well in delivering its future plans."

4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile:  403.264.0251
www.precisiondrilling.com

Mr. Turbidy served as a director of Grey Wolf since December 2005 and currently serves as an Energy Industry Advisor with Avista Capital Partners, a private equity firm focused on investments in the energy, media and healthcare industries.  Mr. Brown was a director of Grey Wolf for the past eight years and is currently Chief Executive Officer of ZRB Resources, LLC, a private exploration and production Company in Alaska.  Mr. Donovan has been a director of Grey Wolf for over twelve years and is Chairman of the Board of Rockland Industrial Holdings, LLC, a Wisconsin entity engaged in manufacturing wood flooring products for the truck trailer and container industries.

About Precision

Precision is a leading provider of safe, high performance energy services to the North American oil and gas industry.  Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol "PD.UN" and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

David Wehlmann, Executive Vice President, Investor Relations
Precision Drilling Corporation, Administrator of Precision Drilling Trust

(713) 435-6100	(403) 716-4500
(713) 435-6171 (FAX)	(403) 264-0251 (FAX)

4200, 150 - 6th Avenue S.W.
Calgary, Alberta T2P 3Y7
Website: www.precisiondrilling.com